Exhibit 99.1

GasLog Ltd. Announces Voting Results from The Special General Meeting of Shareholders

Piraeus, Greece, June 7, 2021 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) today announced that at a special general meeting of the shareholders of the Company held on June 4, 2021, its shareholders voted to approve the proposed transaction with BlackRock’s Global Energy & Power Infrastructure team.

Pursuant to the terms of the Agreement and Plan of Merger, dated as of February 21, 2021 (subsequently amended on April 20, 2021, the ‘‘Merger Agreement’’), by and among the Company, GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (‘‘Parent’’), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent, approval of the transaction required the affirmative vote in favor of the proposed transaction and related agreements by both (1) the holders of a majority of the voting power of the outstanding GasLog common shares and GasLog preference shares entitled to vote thereon, voting together as a single class (and with each GasLog preference share carrying a single vote), and (2) the holders of a majority of the GasLog common shares held by the Public Shareholders (as defined in the Merger Agreement) and present (in person or by proxy) at the special general meeting. The number of votes cast for and against, as well as abstentions, with respect to the proposal to approve the proposed transaction and related agreements is set out below:

The voting results of the holders of the outstanding GasLog common shares and GasLog preference shares entitled to vote thereon, voting together as a single class (and with each GasLog preference share carrying a single vote), are as follows:

FOR 71,278,236	AGAINST 3,297,973	ABSTAIN 85,459

The voting results of the holders of the GasLog common shares held by the Public Shareholders and present (in person or by proxy) at the special general meeting are as follows:

FOR 17,322,999	AGAINST 2,982,398	ABSTAIN 54,452

Upon consummation of the transaction, holders of GasLog common shares (other than any shares that, as of immediately prior to the effective time of the transaction, are held by (i) the Rolling Shareholders (as defined in the Merger Agreement), (ii) any direct or indirect wholly owned subsidiary of the Company or (iii) the Company as treasury shares) will receive $5.80 in cash, without interest, for each GasLog common share. The transaction is currently anticipated to close on or about June 9, 2021.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.